Exhibit 99.1

FORESIGHT AUTONOMOUS HOLDINGS LTD.

Amended and Restated NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual and Extraordinary General Meeting (the “Meeting”) of Shareholders of Foresight Autonomous Holdings Ltd. (the “Company” or “we”, “us” or “our”) will be held at the Company’s offices, at 7 Golda Meir St., Ness Ziona, Israel (the “Company’s Registered Address”), on July 27, 2023, at 3:00 p.m. Israel time.

The Company is a “Dual Company,” as such term is defined in the Israeli Companies Regulations (Relief for Public Companies Traded on Stock Markets Outside of Israel), 5760–2000.

The agenda of the Meeting:

1.	Reappointment of Brightman Almagor Zohar, Certified Public Accountants (Deloitte Israel), as the Company’s independent auditor for the year ending December 31, 2023, and until the next annual general meeting of the shareholders of the Company, and authorization of the Company’s board of directors (the “Board of Directors”) to determine their remuneration.

2.	Reappointment of four members of the Board of Directors.

3.	Reappointment of Messrs. Dan Avidan and Zeev Levenberg for additional three-year terms as external directors of the Company, as well as amendment of the terms of all outstanding options previously granted and the grant of additional options.

4.	Payment of one monthly salary bonus to Mr. Haim Siboni, Chief Executive Officer and Chairman of the Board of Directors.

5.	Payment of one monthly salary bonus to Ms. Sivan Siboni Scherf, VP Human Resources.

6.	Amendment of terms of all outstanding options previously granted to all non-external members of the Board of Directors and to Mr. Haim Siboni, Ms. Sivan Siboni Scherf and employees of Magna B.S.P Ltd. (“Magna Personnel”).

7.	Presentation of the Company’s financial statements and annual report for the year ended December 31, 2022.

The Board of Directors recommends that you vote in favor of all the proposals, which are described in the attached proxy statement (the “Proxy Statement”).

Shareholders of record at the close of business on June 22, 2023 (the “Record Date”) are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

A form of proxy for use at the Meeting is attached to the Proxy Statement, and a voting instruction form, together with a return envelope, will be sent to holders of American Depositary Shares representing the Company’s ordinary shares, no par value (the “ADS” and “Ordinary Shares”, respectively). By appointing “proxies,” shareholders and ADS holders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by the Company at least 4 hours prior to the Meeting, all of the Company’s Ordinary Shares represented by the proxy shall be voted as indicated on the form. ADS holders should return their voting instruction form by the date set forth therein. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions to the contrary, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a “FOR.” Shareholders and ADS holders may revoke their proxies or voting instruction form (as applicable) at any time before the deadline for receipt of proxies or voting instruction form (as applicable) by filing with the Company (in the case of holders of Ordinary Shares) or with the Bank of New York Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date.

Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company’s offices no later than July 27, 2023, at 11:00 a.m. Israel time. Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be, to the Company’s Registered Address, Attention: Eli Yoresh, not less than 48 hours prior to the Meeting. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver to the Company, no later than July 27, 2023, at 11:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760–2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your Ordinary Shares.

ADS holders should return their proxies by the date set forth on their form of proxy.

Sincerely,

Haim Siboni
Chairman of the Board of Directors and Chief Executive Officer

June 20, 2023

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FORESIGHT AUTONOMOUS HOLDINGS LTD.

NESS ZIONA, ISRAEL

PROXY STATEMENT

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 27, 2023

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Foresight Autonomous Holdings Ltd. (the “Company” or “we”, “us” or “our”) for use at the Company’s annual and extraordinary general meeting of shareholders (the “Meeting”) to be held at the Company’s offices, at 7 Golda Meir St., Ness Ziona, Israel, on July 27, 2023, at 3:00 p.m. Israel time, or at any adjournment or postponement thereof.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Company’s American Depositary Shares (“ADSs”) representing the Company’s ordinary shares, no par value (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement (the “Proxy Statement”), the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this Proxy Statement.

Two or more shareholders present, personally or by proxy, holding no less than one third of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until the same day, at 3:30 p.m. (half an hour later) Israel time. If a quorum is not present at the second meeting at the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 5799-1999 (the “Companies Law”), Proposals No. 1, 2, 3.3, 3.4, 3.5 and 6.1 described hereinafter, require the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (a “Simple Majority”).

Pursuant to the Companies Law, Proposals No. 3.1 and 3.2 described hereinafter require the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either (i) such a majority includes at least the majority of the votes of shareholders who (a) are not the Company’s controlling shareholders and (b) do not have a personal interest in the approval of the election of the external director (other than a personal interest that is not the result of the shareholder’s connections with a controlling shareholder) (abstentions will not be taken into account); or (ii) the total number of votes against such proposal among the shareholders mentioned in clause (i) above does not exceed two percent (2%) of the total voting rights in the Company (the “External Directors Majority”).

Pursuant to the Companies Law, Proposals No. 4, 5, 6.2, 6.3, 6.4 and 6.5, described hereinafter, require the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either: (i) the majority of the shares that are voted at the Meeting in favor of such Proposals, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the Proposal; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such Proposal does not exceed two percent (2%) of the total voting rights in the Company (the “Special Majority”).

For purposes of a Special Majority vote, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

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For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

For the background regarding the Company’s election to submit Proposals No. 4, 5, 6.2 and 6.3 for shareholder approval by a Special Majority, see Proposals No. 4, 5 and 6 herein.

Proposal 7 will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

Any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company wishing to add an additional agenda item for the meeting, may do so by submitting such proposed additional item, in writing, to the Company’s offices, c/o Mr. Eli Yoresh, Chief Financial Officer, at 7 Golda Meir St., Ness Ziona, Israel, no later than June 27, 2023. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than July 4, 2023, to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, and will be made available to the public on the SEC’s website at www.sec.gov and in addition at www.magna.isa.gov.il or https://maya.tase.co.il/.

Holders of Ordinary Shares or holders of ADSs representing Ordinary Shares wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices, c/o Mr. Eli Yoresh, at 7 Golda Meir St., Ness Ziona, Israel. Any Position Statement received will be furnished to the SEC on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov and in addition at www.magna.isa.gov.il or https://maya.tase.co.il/. Position Statements should be submitted to the Company no later than July 17, 2023. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

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PROPOSAL 1

TO RE-APPOINT BRIGHTMAN ALMAGOR ZOHAR, CERTIFIED PUBLIC ACCOUNTANTS (DELOITTE ISRAEL), AS INDEPENDENT AUDITOR OF THE COMPANY

Under the Companies Law, the appointment of an independent auditor requires the approval of the shareholders of the Company.

The Board of Directors has authorized and approved the re-appointment of the accounting firm of Brightman, Almagor Zohar, Certified Public Accountants (Deloitte Israel) (“Deloitte Israel”), as the Company’s independent auditor for the year ending December 31, 2023, and until the next annual general meeting of the shareholders of the Company.

The Board of Directors believes that the re-appointment of Deloitte Israel as the Company’s independent auditor is appropriate and in the best interests of the Company and its shareholders. Deloitte Israel has served in this position since 2016.

For additional information on the fees paid by the Company and its subsidiaries to Deloitte Israel in each of the previous two fiscal years, please see Item 16C. ‘Principal Accountant Fees and Services’ in the Company’s annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 30, 2023.

The Company’s shareholders are requested to adopt the following resolution:

“RESOLVED, to re-appoint Deloitte Israel as the Company’s independent auditor for the year ending December 31, 2023, and until the next annual general meeting of the Company’s shareholders, and to authorize the Company’s Board of Directors to determine their remuneration.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

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PROPOSAL 2

To re-appoint FOUR members of the board of directors of the Company

It is proposed to re-appoint Mr. Haim Siboni (who also serves as the Company’s Chief Executive Officer and Chairman of the Board of Directors), Mr. Ehud Aharoni, Mr. Moshe Scherf and Ms. Vered Raz-Avayo as members of the Board of Directors to hold office until the close of the next annual general meeting. Mr. Aharoni is an independent director, as classified under the Companies Law and Nasdaq Stock Market rules. Ms. Raz-Avayo is an independent director, as classified under the Nasdaq Stock Market rules. Mr. Scherf is the husband of Ms. Sivan Siboni Scherf, VP Human Resources, who is the daughter of Mr. Haim Siboni. Each director nominee has certified to us that he or she complies with all requirements under the Companies Law for serving as a director.

In their capacity as members of the Board of Directors, the re-appointed directors, other than Mr. Siboni, shall be entitled to fees equal to the fixed amount set forth in the second and third appendices of the Companies Regulations (Rules concerning Compensation and Expenses of an External Director), 5760-2000. For Mr. Siboni’s compensation, please see Proposal no. 5 of the proxy statement filed on form 6-K with the SEC on June 3, 2021.

In addition, in their capacity as members of the Board of Directors, the re-appointed directors shall continue to be entitled to the same insurance, indemnification and exculpation arrangements as are currently in effect for the Company’s officers and directors; all of which are in accordance with the Company’s Articles of Association (the “Articles”) and the Company’s compensation policy (the “Compensation Policy”). On January 31, 2022, the Company’s shareholders determined not to approve the Compensation Policy. Following the opposition of the shareholders, the Committee (as defined herein) and the Board of Directors, in their respective meetings on March 29, 2022, and March 31, 2022, re-examined the Compensation Policy, determined to adopt it and resolved that adopting the Compensation Policy would be beneficial to the Company, taking into consideration the shareholders’ opposition.

A brief biography of each nominee is set forth below:

Mr. Haim Siboni has served as the Company’s Chief Executive Officer and on its Board of Directors since December 2015. Mr. Siboni has also served as the chief executive officer and as a director of Magna B.S.P. Ltd. (“Magna”), the Company’s significant shareholder, since January 2001. Mr. Siboni also serves as Chairman of the Board of Directors since July 2021. Mr. Siboni has many years of professional experience, as well as a broad skillset, in fields such as engineering, marketing and business management of electronics, video, TV, multimedia, computerized systems, line and wireless telecommunication, design and development of systems and devices – including electro-optic radar systems.

Mr. Ehud Aharoni has served on our Board of Directors as an independent director since January 2016. Mr. Aharoni has also served on our Audit and Compensation Committee since January 2016. Mr. Aharoni serves as the CEO and Academic Director of Lahav Executive Education, Coller School of Management, Tel-Aviv University, and a former lecturer at the school’s MBA and EMBA courses in Strategy, Innovation Strategy and Global Strategy. In 2004 he established the Eli Hurvitz Institute of Strategic Management at the School and served as its Executive director between 2004-2018. Prior his role at Lahav, Mr. Aharoni served as an independent strategic consultant to leading Israeli firms and organizations. Mr. Aharoni holds a bachelor’s degree in statistics and operations research, an M.B.A. specialization in Finance and Continuing Studies, and an M.B.A. specializing in International Management, all from Tel Aviv University.

Mr. Moshe Scherf has served on the Company’s Board of Directors since July 2021. Mr. Scherf has been providing legal services to Magna since 2016. Mr. Scherf has had a private law practice specializing in commercial litigation, dispute resolution and family law since 2013. Mr. Scherf lectures in the fields of civil law in various law faculties in Israel and was also a teaching assistant in several law courses. Mr. Scherf holds a LLB from Ono Academic College and an LLM from Bar Ilan University and is a member of the Israeli Bar Association.

Ms. Vered Raz-Avayo has served on our Board of Directors as an independent director since July 2017. Ms. Raz-Avayo has over 20 years of managerial and consulting experience in finance encompassing a wide range of industries in Israel and overseas, including real estate investment, diamonds, jewelry and aviation. During the years 1999 to 2010, Ms. Raz-Avayo served as chief financial officer at one of the companies under the Leviev group. In addition, during the last 13 years Ms. Raz-Avayo has been an external director of several publicly traded companies. Currently, Ms. Raz-Avayo is an external director at Apollo Power Ltd., a director at Nayax Ltd.

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(TASE:NYAX) and a director in Shikun & Binui Energy Ltd. Ms. Raz-Avayo is a certified public accountant in Israel, and holds a B.A. in Business Administration – Accounting and Finance, from the College of Management, and an M.F.A. in Film, TV and Screenwriting, from the Faculty of Arts of the Tel Aviv University.

The Company’s shareholders will be requested to adopt the following resolutions at the Meeting:

1.	“RESOLVED, to re-appoint Mr. Haim Siboni as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

2.	“RESOLVED, to re-appoint Ms. Vered Raz-Avayo as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

3.	“RESOLVED, to re-appoint Mr. Ehud Aharoni as member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

4.	“RESOLVED, to re-appoint Mr. Moshe Scherf as member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

The approval of these proposals, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposals.

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PROPOSAL 3

TO RE-APPOINT Messrs. Dan Avidan and Zeev Levenberg AS EXTERNAL DIRECTORS OF THE COMPANY AND to Amend the terms of all OUTSTANDING options PREVIOUSLY granted AND TO GRANT ADDITIONAL OPTIONS TO THEM

Companies incorporated under the laws of the State of Israel whose securities have been offered to the public, such as the Company, are required by the Companies Law to appoint at least two external directors. The Companies Law provides for an initial three-year term for an external director. Thereafter, an external director may be re-elected by shareholders to serve in that capacity for up to two additional three-year terms. Notwithstanding the foregoing, the term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the Nasdaq Stock Market, may be extended indefinitely in increments of additional three-year terms, in each case provided that the company’s audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the re-election for such additional period(s) is beneficial to the company, and provided that the external director is re-elected subject to the same shareholder vote requirements as if elected for the first time.

In addition, under the Companies Law, the terms of compensation, including grant of equity-based compensation of a director of a public company incorporated under the laws of Israel, such as the Company, requires the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders (in that order).

At the Meeting, the Company’s shareholders will be requested to re-appoint Messrs. Dan Avidan and Zeev Levenberg as external directors of the Company, for a three-year term commencing on the date of the Meeting and to approve the terms of their remuneration as set forth herein.

Messrs. Avidan and Levenberg were appointed for a second and fourth, respectively, three-year term as the Company’s external directors at the annual general meeting of the Company’s shareholders held on July 16, 2020.

In making its recommendations with regard to the re-appointment of Messrs. Avidan and Levenberg, the Board of Directors has considered Messrs. Avidan’s and Levenberg’s expertise and contribution to the work of the Audit, Compensation and Financial Statements Review Committee (the “Committee”) and the Board of Directors, as well as their extensive understanding of the Company’s activities and managerial and strategic objectives, their financial expertise and business experience.

Furthermore, in making their recommendation with regard to the re-appointment of Mr. Levenberg for an additional term as an external director of the Company, the Committee and the Board of Directors have also considered the following special factors: (a) Mr. Levenberg’s expertise and extensive knowledge and familiarity with the automotive industry and with the Company and challenges it is and has been facing; (b) Mr. Levenberg’s vast experience in a capacity as a director (and external director) in publicly traded companies; and (c) Mr. Levenberg’s skills, education, expertise and achievements. Based on the aforesaid considerations, the Committee and the Board of Directors approved that the re-appointment of Mr. Levenberg for an additional term as the Company’s external director is beneficial to the Company.

The Board of Directors has determined that each of Messrs. Avidan and Levenberg possesses accounting and financial expertise as required under the Companies Law and the regulations promulgated thereunder.

Each of Messrs. Avidan and Levenberg has provided the Company with a declaration in accordance with requirements of the Companies Law, pursuant to which he complies with the qualifications required under the Companies Law to serve as an external director and is capable to dedicate the appropriate amount of time for the performance of his role as a member of the Board of Directors.

Consistent with the Compensation Policy, the Company has previously made the following grants of equity-based compensation to Messrs. Avidan and Levenberg under the Company’s 2016 Equity Incentive Plan (not taking into consideration options that have expired) (the “Plan”): on July 16, 2020, Messrs. Avidan and Levenberg were each awarded options to purchase up to 300,000 Ordinary Shares of the Company, vested in 12 equal quarterly portions over a period of 36 months and exercisable for a period of 36 months following the respective vesting date, at an exercise price as follows: (a) NIS 0.787 per share for the 1/3 of the options to vest during 2020; (b) NIS 1.06 per share for the 1/3 of the options to vest during 2021; and (c) NIS 1.33 per share for the 1/3 of the options to vest during 2022.

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In their capacity as members of the Board of Directors, Messrs. Avidan and Levenberg shall be entitled to fees equal to the fixed amount set forth in the second and third appendices of the Compensation Regulations and shall be entitled to the same insurance, indemnification and exculpation arrangements, as currently in effect for the Company’s officers and directors; all of which is in accordance with the Articles and the Compensation Policy.

On May 29, 2023 and May 31, 2023, the Committee and the Board of Directors, respectively, approved an extension to the exercise periods of all the outstanding options previously granted to Messrs. Avidan and Levenberg, so that the exercise periods thereof shall be 7 years from the date of grant of each option and to decrease to NIS 0.50 of the exercise price thereof (the “External Directors Exercise Period Extension & Repricing”), and to determine that the External Directors Exercise Period Extension & Repricing are reasonable under the circumstances and in the best interests of the Company.

In making its recommendation with regard to the External Directors Exercise Period Extension & Repricing, the Committee and the Board of Directors each considered various factors, including, among others, the fact that (i) it conforms to the Company’s current policy in regard to the exercise periods of options being granted to the Company’s employees and officers and corresponds to research and development and commercialization cycles in automotive industry, (ii) the Company’s shareholders approved on March 8, 2021, inter alia, with respect to the Company’s non-executive and non-external directors, to extend the exercise periods of all the outstanding options previously granted to them to 7 years from the grant date of each respective option, (iii) the Company’s average share price on the Tel Aviv Stock Exchange in the last 30 trading days prior to the date of the approval of the Company’s Board of Directors was approximately NIS 0.26, while the original exercise price of the options subject to the External Directors Repricing is between NIS 0.787-1.33, which decreases the likelihood of the options’ exercise in the foreseeable future; (iv) the Company recently decided to decrease to NIS 0.50 the exercise price of all options granted to its employees; therefore, the External Directors Repricing is intended to create similar incentives to all of the Company’s employees and offices; and (v) under Israeli law, any change in an external director’s terms of office cannot be made during the three-year term of such office, but only concurrently with his or her appointment; therefore, the External Directors Exercise Period Extension & Repricing is intended to create to Messrs. Avidan and Levenberg incentives similar to those of all other Company’s employees and officers.

In addition, subject to their re-appointment as members of the Board of Directors as set forth in this Proposal 3, and following the approval of the Committee, on meeting held on May 29, 2023, and the Board of Directors, on meeting held on May 31, 2023, it is proposed to approve the grant to each of Messrs. Avidan and Levenberg (the “Eligible Directors”) of options to purchase up to 400,000 Ordinary Shares under the Plan (the “External Directors Equity Grant”), which, together with the options previously granted to each of them as set forth above, equals approximately 0.43% of the Company’s outstanding share capital and 0.39% of the Company’s share capital on a fully diluted basis as of the date hereof (the “Options”).

The exercise price of the Options shall be NIS 0.50 per share, which is approximately 92% higher than the average share price of the Ordinary Shares on the Tel Aviv Stock Exchange in the last 30 trading days preceding the date of the approval of such grant by the Board of Directors. The Options shall vest quarterly commencing July 1, 2023, and over a period of 36 months in 12 equal portions. The vesting of Options shall accelerate upon termination of either of the Eligible Director’s service with the Company, resulting from a change of control in the Company or other exit event. Each vested option shall be exercisable until 7 years from its grant date, and any portion of the options that has not been exercised by such date shall terminate and not be exercisable thereafter. In the event that any of the Eligible Directors ceases to serve on the Board of Directors (except for certain events specified in the Plan), all of such Eligible Director’s unvested options shall expire immediately, and all vested options shall remain exercisable for a period of six months.

The Committee and the Board of Directors found the External Directors Equity Grant reasonable under the circumstances, under market conditions, and that the approval thereof is in the Company’s best interests and is in accordance with the Compensation Policy.

In making its recommendation with regard to the approval of the External Directors Equity Grant, the Committee and the Board of Directors, each have also considered, among others: (a) the factors included in the Company’s Compensation Policy, including among others, the position, responsibilities, background and experience of the Eligible Directors; (b) that the External Directors Equity Grant reflects a fair and reasonable value for the Eligible Directors’ services; (c) that further to shareholders’ approval on October 20, 2022, the Company granted the same amounts of Options to all other non-executive and non-external members of the Board of Directors, while Messrs. Avidan and Levenberg were then prohibited from being granted the Options, due to the regulatory limitations applying to them in their capacity as external directors; and (d) the External Directors Equity Grant is an expression of the Company’s desire to maintain the threshold of directors’ current equity-based compensation, taking into account (i) options previously granted to them, the major part of which is vested, and (ii) the dilution of the Company’s share capital since the previous grant of options to them.

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A brief biography of each of Messrs. Avidan and Levenberg is set forth below:

Mr. Zeev Levenberg has served on our Board of Directors as an external director since July 2011. Mr. Levenberg served as the co-founder, director and chief executive officer of My Connecting Group Ltd from 2015 to 2020. Mr. Levenberg has served as a director at Panaxia Labs Israel Ltd. since 2009 till the end of 2018, and as an external director in Alon Blue Square from 2016 till November 2019. Mr. Levenberg Also served as Director on Kardan Israel Ltd. from 2016 till 2018, when the company delisted from the Tel Aviv Stock Exchange. Between 2012 and 2017 Mr. Levenberg served as a director at MySize Inc., a dual listed company that traded at the Nasdaq and TASE. Mr. Levenberg holds an M.B.A. in Financial Management from Bar-Ilan University Business School, M.A. in Law studies from Bar-Ilan University and a B.Sc. in Life Science from the Hebrew University.

Mr. Daniel Avidan has served on our Board of Directors as an external director since July 2017. From 2019 Mr. Avidan is serving as chief financial officer in MRR Thirteen Ltd. Mr. Avidan served as the chief executive officer of Sapir Corp Ltd. from 2014 to 2018. From 2012 to 2014, Mr. Avidan served in several positions in the Meuhedet Health Fund. From 2010 to 2012, Mr. Avidan served as the chief executive officer of Adumim A.D. Holdings Ltd. Between the years 1989 to 2010, Mr. Avidan held senior finance positions in four public companies in Israel and abroad. Mr. Avidan holds a B.A. in Economics from the Hebrew University of Jerusalem.

The Company’s shareholders will be requested to adopt the following resolutions at the Meeting:

1.	“RESOLVED, to re-appoint Mr. Dan Avidan for an additional three-year term as an external director of the Company, commencing on the date of the Meeting.”

2.	“RESOLVED, to re-appoint Mr. Zeev Levenberg for an additional three-year term as an external director of the Company, commencing on the date of the Meeting.”

3.	“RESOLVED, to extend the exercise periods of all the outstanding options previously granted to each of Messrs. Avidan and Levenberg, so that the exercise period thereof will be seven (7) years from the grant date thereof, and to decrease to NIS 0.50 the exercise price thereof, as set forth in Proposal No. 3 of the Proxy Statement.”

4.	“RESOLVED, to grant options to purchase Ordinary Shares to Mr. Zeev Levenberg, subject to his reappointment as a member of the Company’s Board of Directors, as set forth in Proposal No. 3 of the Proxy Statement.”

5.	“RESOLVED, to grant options to purchase Ordinary Shares to Mr. Dan Avidan, subject to his reappointment as a member of the Company’s Board of Directors, as set forth in Proposal No. 3 of the Proxy Statement.”

The approval of each of Proposals 3.1 and 3.2, as described above, requires the affirmative vote of an External Directors Majority (as defined in this Proxy Statement). The approval of Proposals 3.3, 3.4 and 3.5, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends a vote FOR the above proposals.

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PROPOSAL 4

Payment of one monthly salary bonus to Mr. Haim Siboni, Chief Executive Officer and Chairman of the Board of Directors

Pursuant to the Companies Law, all Israeli public companies, including Dual Companies such as the Company, are required to approve transactions with their controlling shareholders, through its audit or compensation committees, board of directors and shareholders by Special Majority (in that order). Although the statutory presumption of a ‘controlling shareholder’ set forth in the Companies Law does not apply to Mr. Haim Siboni, nevertheless, for the sake of good order and corporate governance purposes, the Company considers the payment of a bonus to Mr. Siboni as a transaction with a controlling shareholder, and therefore will submit the Mr. Siboni’s Additional Bonus (as defined below) for approval by the Company’s shareholders by Special Majority.

Mr. Haim Siboni has served as the Company’s Chief Executive Officer and member of the Board of Directors since January 2016, and from July 8, 2021, also as the Chairman of the Board of Directors of the Company.

On December 30, 2021, the Committee and the Board of Directors of the Company, set to Mr. Siboni, in accordance with the Compensation Policy, certain measurable targets for bonus for the year 2022, which included engagement in an agreement with automotive OEMs, obtaining of a purchase order from a defense company, engagement in a defined number of paid proof-of-concept projects and a target for annual revenues (the “Measurable Targets”). The maximum bonus payable to Mr. Siboni in the event all the Measurable Targets are met, was capped at 6 monthly salaries, provided that the payment of a bonus totaling up to 3 monthly salaries is subject to the Committee and the Board of Directors approval (including confirmation of meeting the respective Measurable Targets) and the payment of any bonus exceeding such 3 monthly salaries amount and up to the aforesaid cap is also subject to approval of the Company’s shareholders, all in accordance with the Compensation Policy.

On December 28, 2022, the Committee and the Board of Directors examined the Company’s achievements during 2022 vis-à-vis the Measurable Targets and resolved that based on the Measurable Targets met, Mr. Siboni is eligible for 4 monthly salaries for the year 2022, whereby the payment of 1 monthly salary is subject to approval of the Company’s shareholders. Accordingly, the Company paid Mr. Siboni (through a company controlled by him) the amount of NIS 240,000 (approximately U.S. $66,000), plus VAT, representing 3 monthly salaries of Mr. Siboni.

On May 29, 2023 and May 31, 2023, the Committee and the Board of Directors of the Company, respectively, reapproved, and recommended that the Company’s shareholders approve, a payment of the additional bonus owed to Mr. Siboni (or to a company controlled by him) for the year 2022, of NIS 80,000 (approximately U.S. $22,000), plus VAT, representing 1 monthly salary of Mr. Siboni (“Mr. Siboni’s Additional Bonus”).

The Committee and the Board of Directors found the payment of the Mr. Siboni’s Additional Bonus reasonable under the circumstances, under market conditions, and that the approval thereof is in the best interests of the Company and is in accordance with the Compensation Policy.

In making their recommendation with regard to the approval of the payment of the Mr. Siboni’s Additional Bonus, the Committee and the Board of Directors, each have also considered, among other factors, and in addition to achievement by the Company of the predefined Measurable Targets as presented above: (a) the Company’s progress and achievements during 2022, including entering into a joint development and supply agreement with SUNWAY-AI Technology (Changzhou) Co., Ltd.; (b) the factors included in the Compensation Policy, including among others, the position and responsibilities of Mr. Siboni; and (c) that of the Mr. Siboni’s Additional Bonus reflects a fair and reasonable value for Mr. Siboni services.

The Company’s shareholders will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve payment of the Mr. Siboni’s Additional Bonus of one monthly salary, as set forth in Proposal No. 4 of the Proxy Statement.”

The approval of the above proposal, as described above, requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends a vote FOR the above proposal.

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PROPOSAL 5

Payment of a one monthly salary bonus to Ms. Sivan Siboni SCherf, VP Human Resources

Ms. Sivan Siboni Scherf has served as the Company’s VP Human Resources since January 2019. Ms. Siboni Scherf is Mr. Haim Siboni’s daughter and Mr. Moshe Scherf’s wife.

On December 30, 2022 and May 29, 2023, the Committee, and on December 30, 2022 and May 31, 2023, the Board of Directors of the Company, respectively, approved, and recommended that the Company’s shareholders approve a payment of a one-time bonus to Ms. Siboni Scherf for the year 2022, of NIS 23,450 (approximately U.S. $6,000), representing 1 monthly salary of Ms. Siboni Scherf (“Ms. Siboni Scherf’s Bonus”).

The Committee and the Board of Directors found the payment of Ms. Siboni Scherf’s Bonus reasonable under the circumstances, under market conditions, and that the approval thereof is in the best interests of the Company and is in accordance with the Compensation Policy.

As set forth in Proposal 4 above, the Company considers transactions with Mr. Haim Siboni and his relatives, including the payment of Ms. Siboni Scherf’s Bonus, as a transaction with a controlling shareholder, and therefore will submit the payment of Ms. Siboni Scherf’s Bonus for approval by the Company’s shareholders by Special Majority.

In making its recommendation with regard to the payment of Ms. Siboni Scherf’s Bonus, the Committee and the Board of Directors each have also considered, among other factors: (a) the Ms. Siboni Scherf’s Bonus being identical to 2022 bonus granted to other executive officers of the Company (i.e., representing one monthly salary); (b) the factors included in the Compensation Policy, including among others, the position, responsibilities, background and experience of Ms. Siboni Scherf; and (c) that the Ms. Siboni Scherf’s Bonus reflects a fair and reasonable value for Ms. Siboni Scherf’s employment.

The Company’s shareholders are requested to adopt the following resolutions:

“RESOLVED, to approve the payment of Ms. Siboni Scherf’s Bonus of one monthly salary, as set forth in Proposal No. 5 of the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

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PROPOSAL 6

To Amend the terms of all OUTSTANDING options PREVIOUSLY granted to ALL NON-EXTERNAL members of the board of direcTors, Mr. Haim Siboni, Ms. Sivan Siboni Scherf and MAGNA PERSONNEL

Consistent with the Compensation Policy, up to the date of this Notice, the Company’s shareholders approved, following the approval of the Committee and the Board of Directors, the following grants of equity-based compensation to its non-executive and non-external directors: (i) on February 20, 2017, Mr. Ehud Aharoni, and on August 27, 2017, Ms. Vered Raz Avayo, were each granted options to purchase up to 300,000 Ordinary Shares of the Company, vested in 12 equal quarterly portions over a period of 36 months and exercisable for a period of 36 months following the respective vesting date, which exercise period was thereafter extended to 7 years from their grant date, with an exercise price of NIS 1.95 and NIS 6.13, respectively; (ii) on September 23, 2019, each of Ms. Vered Raz-Avayo and Mr. Ehud Aharoni were awarded options to purchase up to 300,000 Ordinary Shares of the Company, vested in 12 equal quarterly portions over a period of 36 months and exercisable for a period of 36 months following the respective vesting date, which exercise period was thereafter extended to 7 years from their grant date, with an exercise price of NIS 1.95; (iii) on October 20, 2022, each of Ms. Vered Raz-Avayo, Mr. Ehud Aharoni and Mr. Moshe Scherf were awarded options to purchase up to 400,000 Ordinary Shares of the Company, vested in 12 equal quarterly portions over a period of 36 months and exercisable for a period of 7 years from their grant date, with an exercise price of NIS 1 (options granted under (i) to (iii) above - the “Non-External Directors Previous Equity Grant”).

Up to the date of this Notice, the Company’s shareholders approved, following the approval of the Committee and the Board of Directors, the following grants of equity-based compensation to Mr. Haim Siboni, the Company’s Chief Executive Officer and Chairman of the Board of Directors and Ms. Sivan Siboni Scherf, the Company’s VP Human Resources: (i) on May 4, 2017, Mr. Siboni and Ms. Siboni Scherf were awarded options to purchase up to 2,000,000 and 150,000, respectively, Ordinary Shares of the Company, vested in 12 equal quarterly portions over a period of 36 months and exercisable for a period of 36 months following the respective vesting date, which exercise period was thereafter extended to 7 years from their grant date, at an exercise price of NIS 2.309; (ii) on July 16, 2020, Mr. Siboni and Ms. Siboni Scherf were awarded additional options to purchase up to 4,113,000 and 700,000, respectively, Ordinary Shares of the Company, vested in 12 equal quarterly portions over a period of 36 months and exercisable for a period of 36 months following the respective vesting date, which exercise period was thereafter extended to 7 years from their grant date, at an exercise price as follows: (a) NIS 0.787 per share for 1/3 of the options vested during 2020; (b) NIS 1.06 per share for the 1/3 of the options vested during 2021; and (c) NIS 1.33 per share for the 1/3 of the options vested during 2022; and (iii) on October 20, 2022, Mr. Siboni and Ms. Siboni Scherf were awarded options to purchase up to 4,000,000 and 600,000, respectively, Ordinary Shares of the Company, vested in 12 equal quarterly portions over a period of 36 months and exercisable for a period of 7 years from their grant date, at an exercise price of NIS 1 (options granted under (i) to (iii) above - the “Siboni’s Previous Equity Grant”).

Magna – B.S.P. Ltd. (“Magna”), a company controlled by Mr. Siboni, is engaged in providing software development services to Foresight Automotive Ltd., the Company’s wholly owned subsidiary (the “Subsidiary”), under the software development agreement between the Subsidiary and Magna, being approved by the Company’s shareholders from time to time pursuant to applicable law. Up to the date of this Notice, the Company’s shareholders approved, following the approval of the Committee and the Board of Directors, the following grants of equity-based compensation to employees and officers of Magna (the “Magna Personnel”): (i) on July 17, 2017, Magna Personnel were awarded options to purchase up to 970,000 Ordinary Shares of the Company (currently 800,000 options are outstanding), vested in 12 equal quarterly portions over a period of 36 months and exercisable for a period of 36 months following the respective vesting date, which exercise period was thereafter extended to 7 years from their grant date, at an exercise price of NIS 3.57, which was thereafter amended to NIS 1.95 per share; (ii) on July 16, 2020, Magna Personnel were awarded options to purchase up to 950,000 Ordinary Shares of the Company (currently 850,000 options are outstanding), vested in 12 equal quarterly portions over a period of 36 months and exercisable for a period of 36 months following the respective vesting date, which exercise period was thereafter extended to 7 years from their grant date, at an exercise price as follows: (a) NIS 0.787 per share for 1/3 of the options to vest during 2020; (b) NIS 1.06 per share for the 1/3 of the options to vest during 2021; and (c) NIS 1.33 per share for the 1/3 of the options to vest during 2022 (options granted under (i) to (ii) above - the “Magna Personnel Previous Equity Grant”).

On May 29, 2023 and May 31, 2023, the Committee and the Board of Directors, respectively, approved: (i) to decrease to NIS 0.50 the exercise price of all outstanding options granted under the Non-External Directors Previous Equity Grant, the Siboni’s Previous Equity Grant and the Magna Personnel Previous Equity Grant (the “Repricing”); and (ii) to extend the exercise periods of all the outstanding options granted in 2017 to Mr. Haim Siboni, Ms. Sivan Siboni Scherf, Magna Personnel, Ms. Vered Raz Avayo and Ehud Aharoni, so that the exercise periods thereof shall be 9 years from the date of grant of each option (the “Exercise Period Extension”), and to determine that the Repricing and the Exercise Period Extension are reasonable under the circumstances, and in the best interests of the Company.

13

Pursuant to the Companies Law, all Israeli public companies, including Dual Companies, such as the Company, are required to approve transactions with their directors, as well as their controlling shareholders, by its audit or compensation committee, board of directors and shareholders (in that order; by Simple Majority and Special Majority, respectively). Although the statutory presumptions of ‘a controlling shareholder’ set forth in the Companies Law does not apply to Magna and/or Mr. Siboni, nevertheless, for the sake of good order, and taking into consideration that Mr. Siboni, through Magna, was a controlling shareholder on the date on which certain of the options had been granted to Mr. Siboni, as well as to the Magna Personnel and Ms. Siboni Scherf, and Magna continues to provide service to the Subsidiary, the Company considers Exercise Period Extension to Mr. Siboni, Ms. Siboni Scherf and Magna Personnel and Repricing of the Siboni’s Previous Equity Grant, the Magna Personnel Previous Equity Grant, and the options previously granted to Mr. Moshe Scherf (husband of Ms. Siboni Scherf) as transactions with a controlling shareholder and therefore also submits them to approval of the Company’s shareholders by Special Majority.

The Exercise Period Extension deviates, in part, from the Compensation Policy, since the Compensation Policy provides that options granted to Company’s officers shall expire no later than 7 years following the vesting date of an option. Therefore, the Company also submits the Exercise Period Extension to approval of the Company’s shareholders by Special Majority.

In making its recommendation with regard to the Repricing, the Committee and the Board of Directors each considered various factors, including, among others, (a) the Company’s average share price on the Tel Aviv Stock Exchange in the last 30 trading days prior to the date of the approval of the Company’s Board of Directors was approximately NIS 0.26, while the original exercise price of the options subject to the Repricing is between NIS 0.787-6.13, which decreases the likelihood of the options’ exercise in the foreseeable future; (b) the Company recently decided to decrease the exercise price of all options granted to its employees to NIS 0.50; therefore, the Repricing is intended to create similar incentives to all of the Company’s employees and offices; and (c) the factors included in the Company’s Compensation Policy, including among others, the position, responsibilities, background and experience of the eligible officers.

In making its recommendation with regard to the Exercise Period Extension, the Committee and the Board of Directors each considered various factors, including, among others, the Company’s desire to appropriately incentivize its key officers and Magna Personnel.

The Company’s shareholders will be requested to adopt the following resolutions at the Meeting:

1.	“RESOLVED, to approve the decrease to NIS 0.50 of the exercise price of all outstanding options granted under the Non-External Directors Previous Equity Grant (other than to Mr. Moshe Scherf), as set forth in Proposal No. 6 of the Proxy Statement.”

2.	“RESOLVED, to approve the decrease to NIS 0.50 of the exercise price of all outstanding options granted to Mr. Moshe Scherf, as set forth in Proposal No. 6 of the Proxy Statement.”

3.	“RESOLVED, to approve the decrease to NIS 0.50 of the exercise price of all outstanding options granted under the Siboni’s Previous Equity Grant, and to extend the exercise periods of all outstanding options granted in 2017 to Mr. Haim Siboni and Ms. Sivan Siboni Scherf, so that the exercise period thereof will be nine (9) years from the date of grant, as set forth in Proposal No. 6 of the Proxy Statement.”

4.	“RESOLVED, to approve the decrease to NIS 0.50 of the exercise price of all outstanding options granted under the Magna Personnel Previous Equity Grant, and to extend the exercise periods of all outstanding options granted in 2017 to Magna Personnel, so that the exercise period thereof will be nine (9) years from the date of grant, as set forth in Proposal No. 6 of the Proxy Statement.”

5.	“RESOLVED, to extend the exercise periods of all outstanding options granted in 2017 to Mr. Ehud Aharoni and Ms. Vered Raz Avayo, respectively, so that the exercise period thereof will be nine (9) years from the date of grant, as set forth in Proposal No. 6 of the Proxy Statement.”

The approval of Proposal 6.1 as described above, requires the affirmative vote of a Simple Majority. The approval of Proposal 6.2 through 6.5 as described above, requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposals.

14

PROPOSAL 7

PRESENTATION OF THE COMPANY’S FINANCIAL STATEMENTS AND

ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

Pursuant to the Companies Law, the Company is required to present the Company’s financial statements and annual report for the year ended December 31, 2022, to the Company’s shareholders. Our financial statements and annual report for the year ended December 31, 2022, filed on Form 20-F with the SEC on March 30, 2023, are available on the SEC’s website at the following address:

https://www.sec.gov/ix?doc=/Archives/edgar/data/0001691221/000149315223009740/form20-f.htm

And on the Israel Securities Authority’s distribution website at the following address:

https://www.magna.isa.gov.il/details.aspx?reference=2023-02-032212&file=1&id=01185#?id=01185&reference=2023-02-032212&file=1&ft=1

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements and annual report for the year ended December 31, 2022.

This agenda item will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings), 5760-2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company’s office at 7 Golda Meir St., Ness Ziona 7403650, Israel.

ADDITIONAL INFORMATION

We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC.

All documents, which we will file on the SEC’s EDGAR system, will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 5760-2000) we also file reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority distribution website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual and Extraordinary General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JUNE 20, 2023. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JUNE 20, 2023, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

Foresight Autonomous Holdings Ltd.

Haim Siboni, Chairman of the Board of Directors and Chief Executive Officer

15

FORESIGHT AUTONOMOUS HOLDINGS LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Haim Siboni, the Company’s Chief Executive Officer, and Mr. Eli Yoresh, the Company’s Chief Financial Officer, each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Foresight Autonomous Holdings Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at the Company’s offices at 7 Golda Meir St., Ness Ziona, Israel, on July 27, 2023, at 3:00 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual and Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

FORESIGHT AUTONOMOUS HOLDINGS LTD.

TO BE HELD ON JULY 27, 2023

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE

MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-appoint Deloitte Israel as the Company’s independent auditor for the year ending December 31, 2023, and until the next annual general meeting of the Company’s shareholders, and to authorize the Company’s Board of Directors to determine their remuneration.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	To adopt the following resolutions:

2.1.	To re-appoint Mr. Haim Siboni as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.2.	To re-appoint Ms. Vered Raz-Avayo as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.3.	To re-appoint Mr. Ehud Aharoni as member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

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2.4.	To re-appoint Mr. Moshe Scherf as member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	To adopt the following resolutions:

3.1.	To re-appoint Mr. Dan Avidan for an additional three-year term as an external director of the Company, commencing on the date of the Meeting.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.1(a). Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement, other than a personal interest that is not the result of the shareholder’s connections with a controlling shareholder) in the re-appointment of Mr. Avidan as an external director of the Company?*

☐	YES, I/We am/are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 3.1.	☐	NO

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 3.1.

3.2.	To re-appoint Mr. Zeev Levenberg for an additional three-year term as an external director of the Company, commencing on the date of the Meeting.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.2(a). Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement, other than a personal interest that is not the result of the shareholder’s connections with a controlling shareholder) in the re-appointment of Mr. Levenberg as an external director of the Company?*

☐	YES, I/We am/are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 3.2.	☐	NO

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 3.2.

3.3.	To extend the exercise periods of all the outstanding options previously granted to each of Messrs. Avidan and Levenberg, so that the exercise period thereof will be seven (7) years from grant date thereof, and to decrease to NIS 0.50 the exercise price thereof, as set forth in Proposal No. 3 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.4.	To grant options to purchase Ordinary Shares to Mr. Zeev Levenberg, subject to his reappointment as a member of the Company’s Board of Directors, as set forth in Proposal No. 3 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

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3.5.	To grant options to purchase Ordinary Shares to Mr. Dan Avidan, subject to his reappointment as a member of the Company’s Board of Directors, as set forth in Proposal No. 3 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.	To approve payment of the Mr. Siboni’s Additional Bonus of one monthly salary, as set forth in Proposal No. 4 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4a.	Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement), in the grant of the options to Mr. Scherf as set forth in Proposal No. 4?*

☐	YES I/We am/are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 4.	☐	NO

*	If you do not indicate a response for this item 4a, your shares will not be voted for Proposal No. 4.

5.	To approve the payment of Ms. Siboni Scherf’s Bonus of one monthly salary, as set forth in Proposal No. 5 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

5a.	Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement), in the payment of Ms. Siboni Scherf’s Bonus as set forth in Proposal No. 5?*

☐	YES I/We am/are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 5.	☐	NO

*	If you do not indicate a response for this item 5a, your shares will not be voted for Proposal No. 5.

6.	To adopt the following resolutions:

6.1.	To approve the decrease to NIS 0.50 of the exercise price of all outstanding options granted under the Non-External Directors Previous Equity Grant (other than to Mr. Moshe Scherf), as set forth in Proposal No. 6 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

6.2.	To approve the decrease to NIS 0.50 of the exercise price of all outstanding options granted to Mr. Moshe Scherf, as set forth in Proposal No. 6 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

6.2(a). Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement), in the decrease to NIS 0.50 of the exercise price of all outstanding options granted to Mr. Moshe Scherf, as set forth in Proposal No. 6 of the Proxy Statement?*

☐	YES, I/We am/are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 6.2.	☐	NO

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 6.2.

6.3.	To approve the decrease to NIS 0.50 of the exercise price of all outstanding options granted under the Siboni’s Previous Equity Grant, and to extend the exercise periods of all outstanding options granted in 2017 to Mr. Haim Siboni and Ms. Sivan Siboni Scherf, so that the exercise period thereof will be nine (9) years from the date of grant, as set forth in Proposal No. 6 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

6.3(a). Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement), in the decrease to NIS 0.50 of the exercise price of all outstanding options granted under the Siboni’s Previous Equity Grant, and in the extension the exercise periods of all outstanding options granted in 2017 to Mr. Haim Siboni and Ms. Sivan Siboni Scherf, so that the exercise period thereof will be nine (9) years from the date of grant?*

☐	YES, I/We am/are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 6.3.	☐	NO

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 6.3.

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6.4.	to approve the decrease to NIS 0.50 of the exercise price of all outstanding options granted under the Magna Personnel Previous Equity Grant, and to extend the exercise periods of all outstanding options granted in 2017 to Magna Personnel, so that the exercise period thereof will be nine (9) years from the date of grant, as set forth in Proposal No. 6 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

6.4(a). Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement), in the decrease to NIS 0.50 of the exercise price of all outstanding options granted under the Magna Personnel Previous Equity Grant, and in the extension of the exercise periods of all outstanding options granted in 2017 to Magna Personnel, so that the exercise period thereof will be nine (9) years from the date of grant?*

☐	YES, I/We am/are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 6.4.	☐	NO

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 6.4.

6.5.	To extend the exercise periods of all outstanding options granted in 2017 to Mr. Ehud Aharoni and Ms. Vered Raz Avayo, respectively, so that the exercise period thereof will be nine (9) years from the date of grant, as set forth in Proposal No. 6 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

6.5(a). Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement), in the extension of the exercise periods of all outstanding options granted in 2017 to Mr. Ehud Aharoni and Ms. Vered Raz Avayo, respectively, so that the exercise period thereof will be nine (9) years from the date of grant?*

☐	YES, I/We am/are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 6.5.	☐	NO

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 6.5.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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